CONFIDENTIAL
FOR COMMISSION USE ONLY

MIDSTATES PETROLEUM COMPANY, INC.
321 South Boston Avenue, Suite 1000
Tulsa, Oklahoma 74103
(918) 947-8550

October 13, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Midstates Petroleum Company, Inc.
Registration Statement on Form S-4
File No. 333-207262

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-207262) (the “Registration Statement”), of Midstates Petroleum Company, Inc. and Midstates Petroleum Company LLC (together, the “Registrants”), registering the offer to exchange up to $524,121,000 aggregate principal amount of 12% Senior Secured Third Lien Notes due 2020 (the “Exchange Notes”) for a like aggregate principal amount of 12% Senior Secured Third Lien Notes due 2020 (the “Outstanding Notes”).

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993).  In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer.  In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings

Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes.  The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer).  In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Matthew R. Pacey of Kirkland & Ellis LLP, counsel to the Registrants, at (713) 835-3786.

Sincerely,

MIDSTATES PETROLEUM COMPANY, INC.

By:	/s/ Nelson M. Haight
Name:	Nelson M. Haight
Title:	Executive Vice President and Chief Financial Officer

MIDSTATES PETROLEUM COMPANY LLC

By:	/s/ Nelson M. Haight
Name:	Nelson M. Haight
Title:	Executive Vice President and Chief Financial Officer

cc:	Matthew R. Pacey, P.C.
Kirkland & Ellis LLP

Signature Page to Exxon Capital Letter - 12% Third Lien Notes